TYPE:  NT 10-K
 SEQUENCE:  1

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.

                                  FORM 12b-25

NOTIFICATION OF LATE FILING                           SEC File Number 0-14846


[x ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: December 31, 1998 [x] Transition Report on Form 10-Q [ ] Transition Report on Form 10-K [ ] Transition Report on Form N-SAR Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ]

     For the Transition Period Ended:_________________
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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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                        Part I - Registrant Information
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Full Name of Registrant: Bonneville Pacific Corporation
Former Name if applicable:
Address of Principal Executive Office:

50 West 300 South, Suite 300
Salt Lake City, Utah  84101

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                       Part II - Rules 12b-25(b) and (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[x] (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

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                             Part III - Narrative
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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      The Company was in a Chapter 11 Bankruptcy Proceeding from 1991 to November 2, 1998. Pursuant to a No Action Letter dated April 9, 1992 issued by the Securities and Exchange Commission ("SEC") and pursuant to SEC Staff Legal Bulletin No. 2, the Company did not file its Form 10-K and 10-Q reports and did not audit its financial statements, for the years ended 1992-1997. A new Board of Directors was appointed on November 2, 1998 in connection with the effective date of the Company's Plan of Reorganization.

      The new Board appointed Hein + Associates as the Company's auditor for the year ended December 31, 1998.

      As the result of the termination of the Bankruptcy Proceeding, the appointment of a new Board of Directors, the appointment of an auditor for fiscal 1998 and the preparation of the Company's first 10-K since 1991, the Company requires additional time to complete its first post-bankruptcy Form 10-K.

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                          Part IV - Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

      Mr. Clark Mower, President
      BONNEVILLE PACIFIC CORPORATION 50 West 300 South, Suite 300 Salt Lake City, Utah 84101 (801)363-2520


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities


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Exchange Act of 1934 or section 30 of the Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [x] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              [  ] Yes    [X ] No    Presently unknown.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Bonneville Pacific Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999             By:    /s/ Clark Mower
                                        Clark Mower
                                        President

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                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).